UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.       General Identifying Information

1.       Reason fund is applying to deregister (check only one)

         [X ]     Merger
         [  ]     Liquidation
         [  ]     Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 though 15, 24 and 25 of this form and complete verification at the end of this form.)
         [  ]     Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions
                  1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:              IAI Investment Funds VI, Inc.

3.       Securities and Exchange Commission File No.:   811-05990

4.       Is this an initial form N-8F or an amendment to a previously filed
         Form N-8F?

         [X]      Initial Application                       [  ]     Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

                  3700 U.S. Bank Place
                  601 Second Avenue South
                  Minneapolis, MN 55402

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form

                  Michael J. Radmer
                  Dorsey & Whitney LLP
                  220 South Sixth Street
                  Minneapolis, MN 55402
                  (612) 340-2724

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

         Firstar Mutual Fund Services     and      Investment Advisers, Inc.
         615 East Michigan Street                  c/o Lloyds TSB Bank Plc
         Milwaukee, WI 53202                       575 Fifth Avenue 17th Floor
         (414) 287-3975                            New York, NY 10017
                                                   (212) 930-8920

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the period specified in those rules.

8.       Classification of fund (check only one):

         [X ]     Management company;
         [  ]     Unit investment trust; or
         [  ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end                           [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Minnesota

11. Provide the name and address of each investment advisor of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

                  Investment Advisers, Inc.
                  3700 U.S. Bank Place
                  Minneapolis, MN 55402

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated.

                                      None

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):
         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [  ]     Yes      [X]      No

         If Yes, for each UIT state:
                  Name(s):
                  File No.:   811-
                  Business address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [  ]    No

                  If Yes, state the date on which the board vote took place:
                  June 12, 2000

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation, or Abandonment of Registration?

                  [X]      Yes      [  ]    No

                  If Yes, State the date on which the shareholder vote took place: At a special meeting of shareholders held September 8, 2000 (for Balanced, Emerging Growth, Capital Appreciation and Money Market Funds), and September 12, 2000 (for Midcap Growth Fund).

                  If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes      [  ]     No

         (a) If Yes, list the date(s) on which the fund made those distributions: Proceeds of the Surviving Fund were distributed to shareholders on September 18, 2000.

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes      [  ]    No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]      Yes      [  ]

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated;

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [  ]     Yes      [  ]    No
                  If Yes, indicate the percentage of fund shares owned by affiliate, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [  ]     Yes      [  ]     No
         If Yes, describe the method of calculation payments to senior secuirtyholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes      [  ]     No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?
         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ]     Yes      [X]      No
         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20.      Does the fund have any assets as of the date this form is filed?

         [  ]     Yes      [X]      No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
         (b)      Why has the fund retained the remaining assets?
         (c)      Will the remaining assets be invested in securities?

                  [  ]     Yes      [  ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [  ]     Yes      [X]      No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:
         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request for Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)      Legal expenses:  -0-*
                  (ii)     Accounting expenses:        -0-*
                  (iii)    Other expenses (list and identify separately):   -0-*
                  (iv)     Total expenses (sum of lines (i) - (iii) above): -0-*

         (b)      How were those expenses allocated?  -0-*

         (c) Who paid those expenses? *All of the merger expenses were paid by Investment Advisers, Inc. and/or Federated Investors
                 (which is the parent company of the investments adviser of the
                  Surviving Fund).

         (d) How did the fund pay for unamortized expenses (if any)? The Funds did not pay for unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]     Yes      [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [  ]     Yes      [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]     Yes      [X]      No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the funds surviving the Merger:


  ----------------------------- ----------------- ------------------------------
  IAI Balanced Fund             Reorganized into  Federated Stock and Bond Fund,
                                                              Inc.
  ----------------------------- ----------------- ------------------------------
  ----------------------------- ----------------- ------------------------------
  IAI Capital Appreciation Fund Reorganized into  Federated Aggressive Growth
                                                  Fund, a series of Federated
                                                          Equity Funds
  ----------------------------- ----------------- ------------------------------
  ----------------------------- ----------------- ------------------------------
  IAI Emerging Growth Fund      Reorganized into  Federated Aggressive Growth
                                                  Fund, a series of Federated
                                                          Equity Funds
  ----------------------------- ----------------- ------------------------------
  ----------------------------- ----------------- ------------------------------
  IAI Midcap Growth Fund        Reorganized into  Federated Growth Strategies
                                                  Fund, a series of Federated
                                                          Equity Funds
  ----------------------------- ----------------- ------------------------------
  ----------------------------- ----------------- ------------------------------
  IAI Money Market Fund         Reorganized into    Automated Cash Management
                                                    Trust, a series of Money
                                                    Market Obligations Trust
  ----------------------------- ----------------- ------------------------------

         (b) State the Investment Company Act file number of the fund surviving the Merger:
                  811-4017, except for Money Market Fund, which is 811-5950
         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
                  811-4017, except for Money Market Fund, which is 811-5950; Form N-14, filed on July 31, 2000
         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of IAI Investment Funds VI, Inc., (ii) she is the Treasurer of IAI Investment Funds VI, Inc., and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this form N-8F application are true to the best of her knowledge, information and belief.

                            /s/Jill M. Stevenson
                           -----------------------------------------------------
                           Jill M. Stevenson


Dated:  July 31, 2001